September 2, 2011
VIA EDGAR TRANSMISSION
Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Highland Funds II (the “Registrant”) N-14 (Registration No. 333-175620)
Dear Mr. Minore:
          The following summarizes and responds to the SEC staff’s comments to Registrant’s Pre-effective Amendment No. 2 to its Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-175620) relating to the proposed acquisition of the assets and liabilities (the “Reorganization”) of the Incline Capital Trend Following Fund (“Acquired Fund”), a portfolio of Northern Lights Fund Trust, by the Highland Trend Following Fund (“Acquiring Fund”), a portfolio of Registrant.
A. Prospectus/Proxy Statement
1.	Comment: On page 1, revise the statement “The Acquired Fund and Acquiring Fund have similar valuation policies and procedures” to “There are no material differences between the Acquired Fund and Acquiring Fund’s valuation policies and procedures.”
          Response: Requested change will be made in the definitive Prospectus/Proxy Statement.
2.	Comment: On page 4, with regard to footnote 2 in the fees and expenses table, neither Incline Capital, LLC (“Incline Capital”) nor Highland Funds Asset Management, L.P. (“HFAM”) should be permitted to seek reimbursement of amounts previously waived by Incline Capital. Please revise disclosure to remove reference to any intention of either Incline Capital or HFAM to seek reimbursement of such amounts.
          Response: Requested change will be made in the definitive prospectus/proxy statement.
3.	Comment: On page 4, with regard to the total annual fund operating expenses after fee waivers, please confirm that expected interest or dividend expenses relating to short sales, if any, are included in the total annual fund operating expenses after fee waivers.
          Response: Registrant does not expect that there will be any interest or dividend expenses relating to short sales.

4.	Comment: On page 4, please confirm whether the Acquiring Fund or HFAM is required, under any agreement, to pay Incline Capital a fee upon its termination as a sub-adviser.
          Response: Registrant confirms that neither the Acquiring Fund nor HFAM is required, under any agreement, to pay Incline Capital a fee upon its termination as sub-adviser.
5.	Comment: On page 4, under footnote 4 to the fees and expense table, please revise the disclosure to read, “The entire expected reduction in ‘Other Expenses’ of the Acquiring Fund is attributable to contractual reductions in fees and expense.”
          Response: Requested change will be made in the definitive prospectus/proxy statement.
6.	Comment: On page B-3, revise the non-fundamental investment restriction to limit the Acquiring Fund’s ability to mortgage, pledge or hypothecate fund assets to 33 1/3%.
          Response: Requested change will be made in the definitive Prospectus/Proxy Statement.
7.	Comment: On page C-3, add disclosure to note that Mr. Hurley was primarily responsible for the day-to-day management of the Fusion Global Long/Short Fund for the entire period presented.
          Response: Registrant will amend the definitive Prospectus/Proxy Statement to disclose, “As portfolio manager, Mr. Hurley had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that fund for the entire period presented.”
8.	Comment: On page C-4, please present actual returns rather than annualized returns, clarify the periods for which returns are shown, and add disclosure regarding the method by which the returns are calculated.
          Response: Registrant will amend the definitive Prospectus/Proxy Statement to disclose prior performance of the Fusion Global Long/Short Fund as follows:
“Total returns for the one-year and since inception periods ended September 30, 2008, and for the entire period during which Mr. Hurley managed the Fusion Global Long/Short Fund compared with the performance of the S&P 500 Index were:

	Fusion Global	S&P
	Long/Short	500(R)	EAFE
Total Returns	Fund(a)(b)	Index(c)	Index(d)
Calendar Year to Date (1/1/2008 through 9/30/2008)	2.58%	-19.29%	-29.26%
One Year (10/1/2007 through 9/30/2008)	-1.28%	-21.98%	-30.50%
Since Inception (9/28/2007 through 9/30/2008)	-1.24%	-21.87%	-30.37%
Entire Period (9/28/2007 through 11/13/2008)	-2.13%	-38.81%	-48.52%

(a)	Total return reflects changes in share prices and reinvestment of dividends and distributions and is net of all actual fees and expenses incurred by the Fusion Global Long/Short Fund.

(b)	The expense ratio of the Fusion Global Long/Short Fund (excluding underlying fund fees and expenses) was 1.90% for the period while the expense ratio of the Predecessor Fund (excluding underlying fund fees and expenses) was capped at 2.25% through May 31, 2010. Using the estimated expense ratio of the Fund, the Fusion Global Long/Short Fund’s performance portrayed above would be lower.

(c)	The S&P 500(R) Index is an unmanaged index of common stocks that is considered to be generally representative of the United States stock market. The Index is adjusted to reflect reinvestment of dividends.

(d)	The EAFE Index is an unmanaged, market-value weighted index of common stocks that is considered to be generally representative of the European, Australian, and Far Eastern stock markets.
The performance history of the Fusion Global Long/Short Fund has been calculated in accordance with applicable SEC regulations. Historical performance is not indicative of future performance. Although the Fusion Global Long/Short Fund and the Fund have substantially similar objectives, policies, and strategies, the Fusion Global Long/Short Fund is a separate fund and its historical performance is not indicative of the future performance of the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities and overall market conditions.”
C. SAI
9.	Comment: Please add disclosure regarding whether there is any limit to the Acquiring Fund’s investments in: a) below-investment grade debt securities and b) repurchase agreements. If the Acquiring Fund’s investment in below-investment grade debt securities is not limited, please add disclosure to the prospectus/proxy statement to note this fact.
          Response: Registrant will add disclosure to note that the Acquiring Fund’s investments in below-investment grade debt securities and repurchase agreements are not limited. Registrant will add the following disclosure to the definitive Prospectus/Proxy Statement, “There is no limit on the amount of the Fund’s assets that may be invested inbelow-investment grade debt securities.”
10.	Comment: On page 19, please add “Leverage Risk” to the heading “Certain Investment Techniques and Derivatives Risk.”
          Response: Registrant will amend the definitive SAI to revise the heading to “Certain

Investment Techniques, Derivatives Risk and Leverage Risk.”
11.	Comment: On page 21, make clear that the statement that percentage limitations apply at the time of purchase does not apply to the Acquiring Fund’s borrowings.
          Response: Registrant will amend the definitive SAI to disclose that “The percentage limitations in the restrictions listed above, other than the 15% limitation on illiquid investments and the limitation on borrowing, apply at the time of purchases of securities and a later increase or decrease in percentage resulting from a change in value of net assets, or in any ratings, will not be deemed to result in a violation of the restriction.”
12.	Comment: On page 21, elaborate on the prohibition of margin purchases under applicable Investment Company Act of 1940 (“1940 Act”) regulations.
          Response: Registrant will add the following: Notwithstanding non-fundamental investment restriction number 13 above, currently applicable law and Securities and Exchange Commission (“SEC”) or SEC staff interpretations thereof generally prohibit the Fund from purchasing securities on margin. Section 12(a)(1) of the 1940 Act grants the SEC the authority to regulate investment companies’ purchase of securities on margin. Purchases on margin are limited by the SEC staff’s interpretation that the obligation of an investment company to repay borrowed funds in a margin arrangement is a senior security and, therefore, limited by section 18(f) of the 1940 Act.
*  *  *  *  *
          Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.
          Please call the undersigned at (215) 988-2883 with any questions concerning the foregoing.

Sincerely yours,
/s/ Lisa K. Whittaker
Lisa K. Whittaker

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